Prospectus Supplement #1

To Prospectus filed as part

of Registration Statement

SEC File # 333-159680

Filed pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 1

DATED MARCH 12, 2010

TO PROSPECTUS DATED FEBRUARY 12, 2010

On March 12, 2010, upon receipt of the information that most of the Company’s shareholders living in Australia, of which there are over 500, had not as of this date received their Rights Certificates or Prospectus, the Board of Directors of the Company determined to extend the termination date of the primary Rights Offering period until Monday, April 12, 2010. The follow on Over Subscription Rights Period will follow this new termination date in the ordinary course as previously described in the prospectus and Rights Certificate.

As a result of this change, we will reprint new Rights Certificates which will reflect this new termination date and distribute the new certificates along with a copy of this supplement to all of our Rights Holders of record.